Exhibit (A)(5)(II)

Amdocs Announces Extension of Cash Offer

in Connection with Holders’ Put Rights for

0.50% Convertible Senior Notes due 2024

ST. LOUIS, MO, April 11, 2014 — Amdocs Limited (NASDAQ: DOX), the leading provider of customer experience systems innovation, today announced it has extended the cash offer for its 0.50% Convertible Senior Notes due 2024 (the “Notes”).

The cash offer, which was previously scheduled to expire at 9:00 a.m., Eastern time, on April 11, 2014 has been extended, and will now expire at 5:00 p.m., Eastern time, on April 14, 2014. Tenders of Notes must be made prior to the extended expiration of the cash offer and may be withdrawn at any time prior to that time. Except for this extension, the cash offer remains subject to all other terms and conditions set forth in Amdocs’ Notice of Put Right and Offer to Purchase dated March 14, 2014 previously filed as Exhibit (a)(1)(i) to the Schedule TO related to the cash offer, which was originally filed with the Securities and Exchange Commission on March 14, 2014.

As of 9:00 a.m., Eastern time, on April 11, 2014, holders of Notes had validly tendered, and not withdrawn, Notes with an aggregate principal amount of approximately $618,000.

About Amdocs

For more than 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control and optimization product portfolio with value-driven professional services and managed services operations. With revenue of $3.3 billion in fiscal 2013, Amdocs and its 21,000 employees serve customers in more than 70 countries. Amdocs Limited is registered at the Companies Registry in Guernsey and has been assigned company number 19528, with its registered office situated at Hirzel House, Smith Street, St. Peter Port, Island of Guernsey, GY1 2NG. For more information, visit Amdocs at www.amdocs.com.

Media Contact:

Elizabeth W. McDermon

Vice President, Corporate Strategy

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com